

July 27, 2010

Mr. Peregrine C. Broadbent
Executive Vice President and Chief Financial Officer
Jefferies Group, Inc.
520 Madison Avenue
New York, NY 10022

>   **Re: Jefferies Group, Inc.**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed February 26, 2010**
>   **File No. 001-14947**

Dear Mr. Broadbent:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain to us the business reason behind your decision to change your fiscal year end from December 31 to November 30.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, Financial Condition and Capital Resources

Liquidity, page 32

2. We note our disclosure here and throughout the liquidity section of your filing that a substantial portion of your investments are assets that are readily convertible into cash. Please provide us with a schedule detailing the assets you consider to be highly liquid and the estimated amount of time it would take to convert these assets into cash. In addition, tell us the amount of each asset class that has been pledged as collateral either voluntarily or contractually.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

(1) Organization and Summary of Significant Accounting Policies

Securities Borrowed and Securities Loaned, page 63

3. We note your disclosure that a substantial portion of your interest revenues and interest expenses result from matched book activity. Please quantify for us, and consider disclosing in future filings, the amount of interest revenue and interest expense generated by this activity. Please provide this information for the year ended December 31, 2009 and for all completely quarterly periods during 2010.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase, page 63

4. With regard to your repurchase agreements, please tell us whether you account for any of those agreements as sales for accounting purposes in your financial statements. If you do, we ask that you:

   · Quantify the amount of repurchase agreements qualifying for sales accounting at each quarterly balance sheet date for each of the past three years.

   · Quantify the average quarterly balance of repurchase agreements qualifying for sales accounting for each of the past three years.

- Describe <u>all</u> the differences in transaction terms that result in certain of your repurchase agreements qualifying as sales versus collateralized financings.

- Provide a detailed analysis supporting your use of sales accounting for your repurchase agreements.

- Describe the business reasons for structuring the repurchase agreements as sales transactions versus collateralized financings. To the extent the amounts accounted for as sales transactions have varied over the past three years, discuss the reasons for quarterly changes in the amounts qualifying for sales accounting.

- Describe how your use of sales accounting for certain of your repurchase agreements impacts any ratios or metrics you use publicly, provide to analysts and credit rating agencies, disclose in your filings with the SEC, or provide to other regulatory agencies.

- Tell us whether the repurchase agreements qualifying for sales accounting are concentrated with certain counterparties and/or concentrated within certain countries. If you have any such concentrations, please discuss the reasons for them.

- Tell us whether you have changed your original accounting on any repurchase agreements during the last three years. If you have, explain specifically how you determined the original accounting as either a sales transaction or as a collateralized financing transaction noting the specific facts and circumstances leading to this determination. Describe the factors, events or changes which resulted in your changing your accounting and describe how the change impacted your financial statements.

5. For those repurchase agreements you account for as collateralized financings, please quantify the average quarterly balance for each of the past three years and all quarterly periods during 2010. In addition, quantify the period end balance for each of those quarters and the maximum balance at any month-end. Explain the causes and business reasons for significant variances among these amounts.

6. In addition to the above, please tell us:

    ·   Whether you have any securities lending transactions that you account for as sales
        pursuant to the guidance in ASC 860-10. If you do, quantify the amount of these
        transactions at each quarterly balance sheet date for each of the past three years.
        Provide a detailed analysis supporting your decision to account for these securities
        lending transactions as sales.

    ·   Whether you have any other transactions involving the transfer of financial assets with
        an obligation to repurchase the transferred assets, similar to repurchase or securities
        lending transactions that you account for as sales pursuant to the guidance in ASC 860.
        If you do, describe the key terms and nature of these transactions and quantify the
        amount of the transactions at each quarterly balance sheet date for the past three years.

    ·   Whether you have offset financial assets and financial liabilities in the balance sheet
        where a right of setoff – the general principle for offsetting – does not exist. If you
        have offset financial assets and financial liabilities in the balance sheet where a right of
        setoff does not exist, please identify those circumstances, explain the basis for your
        presentation policy, and quantify the gross amount of the financial assets and financial
        liabilities that are offset in the balance sheet. For example, please tell us whether you
        have offset securities owned (long positions) with securities sold, but not yet
        purchased (short positions), along with any basis for your presentation policy and the
        related gross amounts that are offset.

7. If you accounted for repurchase agreements, securities lending transactions, or other
    transactions involving the transfer of financial assets with an obligation to repurchase the
    transferred assets as sales and did not provide disclosure of those transactions in your
    Management's Discussion and Analysis, please advise us of the basis for your conclusion
    that disclosure was not necessary and describe the process you undertook to reach that
    conclusion. We refer you to paragraphs (a)(1) and (a)(4) of Item 303 of Regulation S-K.

Legal Reserves, page 64

8. We note your disclosure beginning on page 64 regarding the various litigation matters to which the Company is exposed. We also note that you have not disclosed in your financial statement footnotes:

    (i)   the nature of the contingency;
    (ii)   the possible loss or range of loss; or
    (iii) a statement that an estimate of the loss cannot be made

    ASC 450 (formerly SFAS 5) indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances, if any, where an accrual may have been recorded as all of the criteria in ASC 450-20-25-2 have been met, you have not disclosed the nature of the accrual or the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your disclosures beginning in the third quarter Form 10-Q to include all of the disclosures required by paragraphs 1 and 3-5 of ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that losses may be higher than reserves currently accrued by the Company or disclosure indicating that the outcome of a matter may be material to your operating results for a particular period satisfies the criteria in ASC 450.

(3) Financial Instruments, page 69

9. We note that there was a significant increase in mortgage and asset backed securities during the year. Tell us how much of the increase was a result of asset additional asset purchases and how much was the result of unrealized gains.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, staff accountant at (202)551-3438 or me at (202)551-3629 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief